[Exhibit 62]










                           [ITT LETTERHEAD]





                                               DATE:      June 17, 1997
                                               CONTACT:   Jim Gallagher
                                               TELEPHONE: 212-258-1261


                         FOR IMMEDIATE RELEASE


      ITT COMPLETES SALE OF MADISON SQUARE GARDEN TO CABLEVISION



     NEW YORK, NY, June 17, 1997 -- ITT Corporation (NYSE:ITT) today announced that it has completed its previously announced sale of Madison Square Garden (MSG) to Cablevision Systems Corporation
(ASE:CVC).

     Under the terms of the agreement, ITT will receive a total of at least $650 million. ITT purchased its 50% stake in MSG in 1995 for a net investment of $360 million.

     ITT today received $500 million in cash from Cablevision for a 39.8% interest in MSG, reducing ITT's ownership in MSG from 50% to 10.2%. ITT is guaranteed to receive at least an additional $150 million for this remaining interest in MSG as follows:

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     o    ITT has a "put" option to require Cablevision or MSG to buy half of ITT's remaining 10.2% interest in MSG for $75 million on the first anniversary of today's closing and the other half of this remaining interest for an additional $75 million on the second anniversary of today's closing or, if the first option is not exercised by ITT, the entire interest for $150 million.

     o If ITT does not exercise its "put" option, Cablevision has a "call" option requiring ITT to sell its remaining stake in MSG to Cablevision on the third anniversary of today's closing for the greater of $150 million or fair market value at that time.

     In addition ITT has sold to Cablevision an aircraft used by MSG for the Knicks and Rangers for $38 million.

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